UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for First Quarter of Fiscal 2013

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the first quarter ended March 31, 2013 as follows. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

First Quarter Highlights:

•	Net sales of $104.3 million; and

•	Shipped 240.0 megawatts (MW) of wafers, 31.4 MW of cells and modules in the first quarter.

Net sales for the first quarter of fiscal 2013 were $104.3 million, compared to $135.9 million for the fourth quarter of fiscal 2012, and $200.1 million for the first quarter of fiscal 2012.

Gross loss for the first quarter of fiscal 2013 was $59.5 million, compared to gross loss of $97.0 million in the fourth quarter of fiscal 2012, and gross loss of $131.0 million for the first quarter of fiscal 2012.

Gross margin for the first quarter of fiscal 2013 was negative 57.0%, compared to negative 71.4% in the fourth quarter of fiscal 2012, and negative 65.5% in the first quarter of fiscal 2012.

During the preparation of our first quarter 2013 financial results, our management determined that an inventory write-down of $15.1 million was required as a result of a continuous weakness in market price for polysilicon, wafers, cells and modules caused by industry-wide over capacity and much heated market competition. As a result, gross margin and results from operations were negatively impacted in the first quarter of fiscal 2013.

Loss from operations for the first quarter of fiscal 2013 was $93.2 million, compared to loss from operations of $423.5 million for the fourth quarter of fiscal 2012, and loss from operations of $135.8 million for the first quarter of fiscal 2012.

Operating margin for the first quarter of fiscal 2013 was negative 89.4% compared to negative 311.7% in the fourth quarter of fiscal 2012, and negative 67.9% in the first quarter of fiscal 2012.

Income tax benefit for the first quarter of fiscal 2013 was $1.3 million, compared to income tax expense of $73.5 million in the fourth quarter of fiscal 2012 and income tax benefit of $15.6 million in the first quarter of fiscal 2012.

Net loss available to our shareholders for the first quarter of fiscal 2013 was $187.1 million, or a loss of $1.21 per diluted ADS, compared to net loss of $548.5 million, or a loss of $3.91 per diluted ADS for the fourth quarter of fiscal 2012 and net loss of $185.2 million, or a loss of $1.46 per diluted ADS for the first quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 155.1 million for the first quarter of fiscal 2013.

We ended the first quarter of fiscal 2013 with $174.1 million in cash and cash equivalents and $168.4 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	3/31/2013	12/31/2012
Assets
Current assets
Cash and cash equivalents	174,101	98,283
Pledged bank deposits	168,415	167,185
Trade accounts and bills receivable, net	162,511	162,210
Inventories	230,222	270,812
Prepayments to suppliers, net	20,391	18,402
Assets classified as held for sale	508,142	511,541
Other current assets	194,964	214,291

Total current assets	1,458,746	1,442,724
Property, plant and equipment, net	3,040,452	3,087,293
Deposits for purchases of property, plant and equipment and land use rights	155,983	159,277
Land use rights	242,412	243,084
Prepayments to suppliers expected to be utilized beyond one year, net	7,214	7,978
Pledged bank deposits – non-current	13,221	17,845
Investments in associates	8,241	10,996
Other non-current assets	66,991	55,017

Total assets	4,993,260	5,024,214

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,522,826	2,391,327
Trade accounts and bills payable	647,817	706,462
Advance payments from customers, current installments	129,467	131,847
Accrued expenses and other payables	739,046	721,851
Liabilities directly associated with assets classified as held for sale	537,112	521,748
RMB-denominated US$-settled senior notes, less debt discount	260,214	—
Convertible senior notes, less debt discount	23,791	23,779
Other financial liabilities	91,723	90,667

Total current liabilities	4,951,996	4,587,681

Long-term borrowings, excluding current installments and long-term PRC notes	109,759	109,548
RMB-denominated US$-settled senior notes, less debt discount	—	259,513
Advance payments from customers – non-current	39,816	43,700
Other liabilities	195,668	203,242

Total liabilities	5,297,239	5,203,684

Redeemable non-controlling interests	356,604	323,294

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(639,357)	(484,346)
Non-controlling interests	(21,226)	(18,418)

Total equity	(660,583)	(502,764)

Total liabilities, redeemable non-controlling interests and equity	4,993,260	5,024,214

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	03/31/2013	12/31/2012

Net sales	104,341	135,898
Cost of goods sold	(163,829)	(232,933)

Gross loss	(59,488)	(97,035)
Selling expenses	(4,832)	(14,424)
General and administrative expenses	(25,914)	(130,057)
Research and development expenses	(2,995)	(2,926)
Impairment loss for goodwill and intangible assets	—	(26,743)
Impairment loss for assets held for sales	—	(74,178)
Impairment loss for property, plant and equipment	—	(78,170)

Total operating expenses	(33,741)	(326,498)

Loss from operations	(93,229)	(423,533)
Other income (expenses):
Interest income	1,207	1,876
Interest expense and amortization of debt issuance costs and debt discount	(57,821)	(56,574)
Foreign currency exchange loss, net	(9,404)	(1,838)
Others, net	1,855	3,081

Loss before income tax	(157,392)	(476,988)
Income tax benefit (expense)	1,341	(73,547)

Net loss	(156,051)	(550,535)
Loss attributable to non-controlling interests	2,966	33,825
Loss attributable to redeemable non-controlling interests	6,154	22,162

Net loss attributable to LDK Solar Co., Ltd. shareholders	(146,931)	(494,548)

Accretion to redemption value of redeemable non-controlling interests	(40,155)	(53,954)

Net loss available to LDK Solar Co., Ltd. shareholders	(187,086)	(548,502)

Net loss per ADS, Diluted	$(1.21)	$(3.91)

Unaudited Condensed Consolidated Statement of Comprehensive Income Information (In US$ ’000)
Net loss	(156,051)	(550,535)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	6,471	12,222
Fair value changes in available-for-sale equity security, net of tax effect	724	(351)

Comprehensive loss	(148,856)	(538,664)
Less: comprehensive loss attributable to noncontrolling interests	(2,829)	(33,975)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(5,845)	(20,936)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(140,182)	(483,753)

Incorporation by Reference

This report on Form 6-K (except for our press release attached hereto as Exhibit 99.2) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.2 is the press release we issued on June 11, 2013 relating to our unaudited financial results for the first quarter of 2013, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 11, 2013

Exhibit 99.2

LDK Solar Reports Financial Results for First Quarter of Fiscal 2013

Xinyu City, China and Sunnyvale, California, June 11, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the first quarter ended March 31, 2013.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

First Quarter Highlights:

•	Net sales of $104.3 million; and

•	Shipped 240.0 megawatts (MW) of wafers, 31.4 MW of cells and modules in the first quarter.

Net sales for the first quarter of fiscal 2013 were $104.3 million, compared to $135.9 million for the fourth quarter of fiscal 2012, and $200.1 million for the first quarter of fiscal 2012.

Gross loss for the first quarter of fiscal 2013 was $59.5 million, compared to gross loss of $97.0 million in the fourth quarter of fiscal 2012, and gross loss of $131.0 million for the first quarter of fiscal 2012.

Gross margin for the first quarter of fiscal 2013 was negative 57.0%, compared to negative 71.4% in the fourth quarter of fiscal 2012, and negative 65.5% in the first quarter of fiscal 2012.

During the preparation of its first quarter 2013 financial results, LDK Solar’s management determined that an inventory write-down of $15.1 million was required as a result of a continuous weakness in market price for polysilicon, wafers, cells and modules caused by industry-wide over capacity and much heated market competition. As a result, gross margin and results from operations were negatively impacted in the first quarter of fiscal 2013.

Loss from operations for the first quarter of fiscal 2013 was $93.2 million, compared to loss from operations of $423.5 million for the fourth quarter of fiscal 2012, and loss from operations of $135.8 million for the first quarter of fiscal 2012.

Operating margin for the first quarter of fiscal 2013 was negative 89.4% compared to negative 311.7% in the fourth quarter of fiscal 2012, and negative 67.9% in the first quarter of fiscal 2012.

Income tax benefit for the first quarter of fiscal 2013 was $1.3 million, compared to income tax expense of $73.5 million in the fourth quarter of fiscal 2012 and income tax benefit of $15.6 million in the first quarter of fiscal 2012.

Net loss available to LDK Solar’s shareholders for the first quarter of fiscal 2013 was $187.1 million, or a loss of $1.21 per diluted ADS, compared to net loss of $548.5 million, or a loss of $3.91 per diluted ADS for the fourth quarter of fiscal 2012 and net loss of $185.2 million, or a loss of $1.46 per diluted ADS for the first quarter of fiscal 2012. The weighted average number of shares for calculating diluted ADS was approximately 155.1 million for the first quarter of fiscal 2013.

LDK Solar ended the first quarter of fiscal 2013 with $174.1 million in cash and cash equivalents and $168.4 million in short-term pledged bank deposits.

“The first quarter operating environment remained challenging for the solar industry,” stated Xingxue Tong, President and CEO of LDK Solar. “We are undertaking a number of initiatives focused on the restructuring of our business. We are working closely with our stakeholders and relevant governmental agencies to negotiate solutions. Furthermore, we remain committed to improving our cost structure by driving down production costs, tightening operating expenses and adapting our overall business to the evolving demand environment to position LDK Solar for long-term growth.

“While China still represents the strongest global growth opportunity, we believe that Southeast Asia, Africa, India and the US are among several emerging markets with additional growth potential. We are focused on increasing our market share in these areas, and recently reported that we signed a module supply contract with a leading PV project developer in Thailand. Current conditions notwithstanding, we continue to believe there is a substantial market opportunity to address global energy needs with solar power,” concluded Mr. Tong.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the second quarter of fiscal 2013, LDK Solar estimates its revenue to be in the range of $100 million to $150 million, wafer shipments between 250 MW and 300 MW and cell and module shipments between 30 MW and 40 MW.

Conference Call Details

The LDK Solar First Quarter 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on June 11, 2013. To listen to the live conference call, please dial 877-941-2068 (within U.S.) or 480-629-9712 (outside U.S.) at 8:00 a.m. ET on June 11, 2013. An audio replay of the call will be available through June 21, 2013, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4621992#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	3/31/2013	12/31/2012
Assets
Current assets
Cash and cash equivalents	174,101	98,283
Pledged bank deposits	168,415	167,185
Trade accounts and bills receivable, net	162,511	162,210
Inventories	230,222	270,812
Prepayments to suppliers, net	20,391	18,402
Assets classified as held for sale	508,142	511,541
Other current assets	194,964	214,291

Total current assets	1,458,746	1,442,724
Property, plant and equipment, net	3,040,452	3,087,293
Deposits for purchases of property, plant and equipment and land use rights	155,983	159,277
Land use rights	242,412	243,084
Prepayments to suppliers expected to be utilized beyond one year, net	7,214	7,978
Pledged bank deposits – non-current	13,221	17,845
Investments in associates	8,241	10,996
Other non-current assets	66,991	55,017

Total assets	4,993,260	5,024,214

Liabilities, redeemable non-controlling interests and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,522,826	2,391,327
Trade accounts and bills payable	647,817	706,462
Advance payments from customers, current installments	129,467	131,847
Accrued expenses and other payables	739,046	721,851
Liabilities directly associated with assets classified as held for sale	537,112	521,748
RMB-denominated US$-settled senior notes, less debt discount	260,214	—
Convertible senior notes, less debt discount	23,791	23,779
Other financial liabilities	91,723	90,667

Total current liabilities	4,951,996	4,587,681

Long-term borrowings, excluding current installments and long-term PRC notes	109,759	109,548
RMB-denominated US$-settled senior notes, less debt discount	—	259,513
Advance payments from customers – non-current	39,816	43,700
Other liabilities	195,668	203,242

Total liabilities	5,297,239	5,203,684

Redeemable non-controlling interests	356,604	323,294

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	(639,357)	(484,346)
Non-controlling interests	(21,226)	(18,418)

Total equity	(660,583)	(502,764)

Total liabilities, redeemable non-controlling interests and equity	4,993,260	5,024,214

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	03/31/2013	12/31/2012

Net sales	104,341	135,898
Cost of goods sold	(163,829)	(232,933)

Gross loss	(59,488)	(97,035)
Selling expenses	(4,832)	(14,424)
General and administrative expenses	(25,914)	(130,057)
Research and development expenses	(2,995)	(2,926)
Impairment loss for goodwill and intangible assets	—	(26,743)
Impairment loss for assets held for sales	—	(74,178)
Impairment loss for property, plant and equipment	—	(78,170)

Total operating expenses	(33,741)	(326,498)

Loss from operations	(93,229)	(423,533)
Other income (expenses):
Interest income	1,207	1,876
Interest expense and amortization of debt issuance costs and debt discount	(57,821)	(56,574)
Foreign currency exchange loss, net	(9,404)	(1,838)
Others, net	1,855	3,081

Loss before income tax	(157,392)	(476,988)
Income tax benefit (expense)	1,341	(73,547)

Net loss	(156,051)	(550,535)
Loss attributable to non-controlling interests	2,966	33,825
Loss attributable to redeemable non-controlling interests	6,154	22,162

Net loss attributable to LDK Solar Co., Ltd. shareholders	(146,931)	(494,548)

Accretion to redemption value of redeemable non-controlling interests	(40,155)	(53,954)

Net loss available to LDK Solar Co., Ltd. shareholders	(187,086)	(548,502)

Net loss per ADS, Diluted	$(1.21)	$(3.91)

Unaudited Condensed Consolidated Statement of Comprehensive Income Information (In US$ ’000)
Net loss	(156,051)	(550,535)

Other comprehensive loss
Foreign currency exchange translation adjustment, net of nil tax	6,471	12,222
Fair value changes in available-for-sale equity security, net of tax effect	724	(351)

Comprehensive loss	(148,856)	(538,664)
Less: comprehensive loss attributable to noncontrolling interests	(2,829)	(33,975)
Less: comprehensive loss attributable to redeemable noncontrolling interests	(5,845)	(20,936)

Comprehensive loss attributable to LDK Solar Co., Ltd. shareholders	(140,182)	(483,753)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801